Exhibit A

Name of Fund	Expense Cap (of average net assets)	Effective Date	Expense Cap Term
First Trust/Dow Jones Dividend & Income Allocation Portfolio Class I	1.20%	05/01/2012	05/01/2027
First Trust Multi Income Allocation Portfolio Class I	1.20%	05/01/2014	05/01/2027
First Trust Capital Strength Portfolio Class I	1.10%	04/15/2020	05/01/2027
First Trust International Developed Capital Strength Portfolio Class I	1.20%	04/15/2020	05/01/2027
First Trust Growth Strength Portfolio Class I	1.20%	05/12/2023	05/01/2027
First Trust Capital Strength Hedged Equity Portfolio Class I	1.25%	08/10/2023	05/01/2027

Effective: June 9, 2025